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                                                      COMMISSION FILE NUMBER
                                                            000-18108
                                                   -----------------------------

                                                   -----------------------------
                                                           CUSIP NUMBER
                                                            12526J108
                                                   -----------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

(Check One):   [_] Form 10-K    [_] Form 11-K    [_] Form 20-F    [X] Form 10-Q
               [_] Form N-SAR

               For Period Ended:  September 30, 1998

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [X]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

     For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

CFI Mortgage Inc.
________________________________________________________________________________
Full Name of Registrant


________________________________________________________________________________
Former Name if Applicable


2200 Florida Mango Road, Suite 201
________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

West Palm Beach, FL 33409
________________________________________________________________________________
City, State and Zip Code

                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[_]  |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
[X]  |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  Form  20-F,  Form 11-K or Form  N-SAR,  or portion
     |         thereof  will  be  filed  on or  before  the  15th  calendar  day
     |         following  the  prescribed  due date;  or the  subject  quarterly
     |         report or transition report on Form 10-Q, or portion thereof will
     |         be filed on or  before  the  fifth  calendar  day  following  the
     |         prescribed due date; and
     |
[_]  |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

CFI Mortgage completed the sale of its subsidiary Bankers Direct Mortgage Corporation "BDMC" on August 31, 1998. We are in the process of separating the Books and records of the companies in order to complete the appropriate pro forma financial information. The amount of work involved in this process could not be completed by the due date without unreasonable effort or expense.

In addition, the company anticipates closing a significant capital transaction by the end of this week that will have a material effect on the company's financial condition. Due to these facts management felt it was appropriate to delay filing of this form 10-QSB in order to include the appropriate pro forma financial and capital transaction information. However, there can be no assurance that this capital transaction will close prior to the extended filing deadline of the 10-QSB.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Christopher C. Castoro                         561           687-1595
     ---------------------------------------------------------------------------
                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [_ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Form 10-QSB for the Company is expected to show a pre-tax loss on operations of approximately $3,664,071 or $1.54 per share for the three months ended September 30, 1998. This compares with a loss of $684,177 or $0.31 per share for the three months ended September 30, 1997. The major factors influencing the increased loss over last year comparable period were as follows:

An increase in the third quarter of 1998 over 1997 in General and Administrative expenses of $1.5 million consisting of Salary increases attributable to newly opened Direct Mortgage Partner branch offices, increased Loan loss provisions and legal and professional fees associated with capital raising efforts. In additional Commission and Fees income in the third quarter 1998 decreased by $842,440 as compared to the comparable period in 1997.

Comparative numbers may be misleading due to the following: Third quarter information for September 30, 1997 includes three full months of operations of BDMC and one full month for Direct Mortgage Partners, Inc. "DMP". Third quarter information for September 30, 1998 includes two full months of operations of BDMC and three full months for DMP.

The operating loss in the current quarter was influenced by a number of factors. Total Revenue, Commission & Fees, were lower in the Third quarter due to the Sale of Bankers Direct Mortgage Corporation at August 31, 1998, one of CFI Mortgage Inc. subsidiaries. In addition, the closing of a few unprofitable Branch operations and management review of operations and production to determine the most profitable product types were contributing factors to the reduced revenue.


--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date                               By   /s/  CHRISTOPHER C. CASTRO
    -------------------            ---------------------------------------------
                                             Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
--------------------------------------------------------------------------------
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (see 18 U.S.C. 1001).
--------------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


(Form 12b-25-07/98)